

03 MAR 20 AM 7:21

File No. 82-4018
13 March 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.

Washington, D.C. 20549

- USA -



03007906

File No. 82-4018
RWE Aktiengesellschaft,
Submission of Information to Maintain Exemption Under Rule 12g3-2(b) Under the Securities Exchange Act of 1934

SUPPL

Dear Sir or Madam:

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed information required by Rule 12g3-2(b).

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Please find attached the English translation of our ad hoc information we published today.

If you have any questions or comments please call the undersigned

at 0049 201 12 15299 (Dr. Müller)
or 0049 201 12 15152 (Dr. Telkamp).

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-adressed, stamped envelope.

Very truly yours,

RWE
Aktiengesellschaft

- Dr. Müller - - Dr. Telkamp -

Encl.

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
T +49 (0)201/12-00
F +49 (0)201/12-1 51 99
I www.rwe.com

File No. 82-4018



Notice Published by RWE AG, Essen, in Accordance with Sec. 15 of the German Securities Trading Act

- The sender is solely responsible for the contents of this notice -

Essen, 13 March 2003

- **Dividend with bonus**
- **Changes to Executive Board membership**

The Executive Board and the Supervisory Board of RWE AG will propose at the Annual General Meeting on May 15, 2003, that a dividend unchanged from last year s amount of 1.00 euro be paid per RWE share, as well as a 0.10 euro bonus per share. The bonus allows shareholders to partake of the proceeds of RWE Dea s successful sale to Shell of its refinery and service station business.

Dr. Richard Klein and Manfred Remmel both amicably reached an agreement with the Supervisory Board and resigned effective March 13 from their current positions as Executive Board members. The Supervisory Board extend their appreciation to both Dr. Richard Klein and Manfred Remmel for their outstanding performance at and contribution to RWE AG. Until further notice, Mr. Roels will assume the responsibilities of Dr. Klein, while Mr. Maichel will take over those of Mr. Remmel.